LORD ABBETT MUNICIPAL INCOME TRUST

90 Hudson Street

Jersey City, NJ 07302

August 31, 2010

VIA EDGAR

Valerie J. Lithotomos

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Lord Abbett Municipal Income Trust (the “Trust”)

File Nos. 33-43017 and 811-06418

Dear Ms. Lithotomos:

This letter responds to comments you provided in an August 26, 2010 telephone conversation with Brooke A. Fapohunda of Lord, Abbett & Co. LLC, the Trust’s investment adviser, regarding the Trust’s preliminary proxy materials filed with the Securities and Exchange Commission (the “Commission”) on August 13, 2010. The comments, and the Trust’s responses thereto, are set forth below. The Trust filed today with the Commission definitive proxy materials (collectively, the “Proxy”) reflecting changes made in response to your comments. Capitalized terms used but not defined herein have the meanings given to them in the Proxy.

1.            Please describe each Maryland Fund’s investment policies and restrictions or state that they are identical to those of the corresponding Delaware Fund.

Response:    Each Maryland Fund’s investment policies and restrictions are identical to those of the corresponding Delaware Fund. To clarify this point, we have revised the first sentence of the first bullet that appears under the caption “Overview of the Proposed Redomestications” to state that:

The Redomestications will provide Delaware Fund shareholders with the opportunity to continue to invest in a Fund with the same name, investment objective, policies, and restrictions, principal risks, management and Rule 12b-1 fees, sales charges, portfolio management team, distribution and purchase procedures, exchange rights, and other attributes as their current Delaware Fund, but as part of a Maryland corporation rather than a Delaware statutory trust.

2.            Please confirm that the Maryland Funds’ management agreement and Rule 12b-1 plan are identical to those of the Delaware Funds. Please also confirm that each Maryland Fund’s sole initial shareholder will approve that Maryland Fund’s management agreement and Rule 12b-1 plan.

Valerie J. Lithotomos

August 31, 2010

Response:    The Maryland Funds’ management agreement and Rule 12b-1 plan are identical to those of the Delaware Funds. Each Maryland Fund’s sole initial shareholder will approve that Maryland Fund’s management agreement and Rule 12b-1 plan.

3.            Please confirm that each Maryland Fund’s expenses will be the same as or lower than those of the corresponding Delaware Fund. Please explain how you expect the Funds to realize cost savings as a result of the Redomestications.

Response:    Each Maryland Fund will be subject to the same management and Rule 12b-1 fees as the corresponding Delaware Fund. We anticipate that each Maryland Fund’s total annual operating expenses will be the same as or lower than those of the corresponding Delaware Fund. The Redomestications are not expected to have any impact on expenses that are incurred at the series level, but may result in the reduction of certain expenses that are incurred at the investment company level to the extent that the Funds are organized under one investment company rather than two.

4.            Under the caption “Directors/Trustees” in the table comparing the attributes of Delaware statutory trusts and Maryland corporations, please revise the following language to reflect the actual provisions of the Company’s Articles of Incorporation: “statute mandates that directors can be removed with or without cause by majority shareholder vote unless Articles of Incorporation provide otherwise.”

Response:    We have deleted “unless Articles of Incorporation provide otherwise” from that language.

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In addition, the Trust acknowledges in connection with this filing the following: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Brooke Fapohunda at (201) 827-2279 or the undersigned at (201) 827-2225.

Sincerely, /s/ Thomas R. Phillips Thomas R. Phillips Vice President and Assistant Secretary